NEWS RELEASE

INTEROIL ANNOUNCES FILING OF ITS 2008
YEAR-END DISCLOSURE DOCUMENTS

MARCH 27, 2009 –InterOil Corporation (IOC: NYSE Amex US) (IOC: POMSoX), a Canadian company with operations in Papua New Guinea, today filed its Annual Information Form (“AIF”), Audited Consolidated Financial Statements and related Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2008 with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”).  In addition, InterOil has filed on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States, its Annual Report on Form 40-F for the year ended December 31, 2008 which also includes InterOil’s AIF, Audited Consolidated Financial Statements and related MD&A.
InterOil’s Annual Information Form includes the Statement of Reserves Data and Other Oil and Gas Information and the Report of Management and Directors on Oil and Gas Disclosure required pursuant to Canadian National Instrument 51-101.  Copies of InterOil’s filed documents may be accessed electronically from SEDAR at www.sedar.com or on InterOil’s website at www.interoil.com.  Copies of the annual report on Form 40-F may be accessed electronically from www.sec.gov.
InterOil plans to hold a conference call on March 30, 2009 at 08:30 a.m. Eastern, to review its financial and operational results for the fourth quarter of 2008 and the year ended December 31, 2008.  The conference call phone number is +(612) 288-0340.  The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com on the day of the conference.  A replay of the broadcast will be available soon afterwards on the website.
The duration of the conference call will be approximately 60 minutes.  We are inviting participants in the conference to direct any questions you may have regarding our operations and financials for the year ended December 31, 2008 by e-mail, to Anesti@interoil.com or Wayne.Andrews@interoil.com at least one hour prior to the commencement of the conference call.  We will endeavour to answer all questions, time permitting.

✓ InterOil News Release

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE Amex (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

✓ InterOil News Release